[JONES DAY LETTERHEAD]

December 11, 2007

VIA EDGAR

Ms. Peggy Kim

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Altrust Financial Services, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 14, 2007

File No. 000-51298

Transaction Statement on Schedule 13E-3

Filed November 14, 2007

File No. 005-83356

Dear Ms. Kim:

On behalf of Altrust Financial Services, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2007 (the “Comment Letter”) concerning the above-referenced preliminary proxy statement on Schedule 14A and the transaction statement on Schedule 13E-3. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the transaction statement on Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes to the initial versions filed on November 14, 2007. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Proxy Statement. To the extent any response in this letter relates to information concerning any of the Filing Persons (as defined in the Transaction Statement) other than the Company, such response in this letter is based on information provided to the Company and us by such other entities or their respective representatives.

Schedule 13E-3

General

1.	Please advise us as to what consideration was given to whether Altrust Financial Services, Inc. Savings & ESOP Trust is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

RESPONSE: We have revised the Transaction Statement to identify Altrust Financial Services, Inc. Savings & ESOP Trust as a filing person.

2.	We note the executive officers have joined the directors at page 50 in rendering a fairness determination. Please advise us, with a view toward revised disclosure, as to why the executive officers and directors have not been identified as filing persons on Schedule 13E-3.

RESPONSE: We have revised the Transaction Statement to identify Altrust’s executive officers and directors as filing persons.

3.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to the preceding comments and Holly Pond. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13,1981).

RESPONSE: We have revised the Transaction Statement in accordance with the Staff’s comment.

4.	We noticed the statement that the filing of this transaction statement does not constitute an admission that “any Filing Person is an “affiliate” of Altrust within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.” This statement appears to operate as an impermissible disclaimer given that the filing requirements of Rule 13e-3 apply to issuers and the affiliates of issuers. Please delete the statement.

RESPONSE: We have revised the Transaction Statement to delete the statement referred to above in accordance with the Staff’s request.

5.

The disclosure concerning “Continuing Shareholders” does not imply that security holders will be receiving a new share in an S-Corporation and in fact states that holders of more than 6,400 shares, officers and directors “will remain shareholders after the reorganization. . .” Disclosure subsequently indicates, “All issued and outstanding shares of Altrust common stock will remain outstanding. . .” Please confirm that continuing shareholders will not be exchanging their existing shares for new shares when they are asked to “deliver” their existing stock certificates for legending and later receive a stock certificate with a legend.

RESPONSE: We confirm that continuing shareholders will not be exchanging their existing shares for new shares when they are asked to “deliver” their existing stock certificates for legending and later receive a stock certificate with a legend.

Schedule 14A

Summary, page 2

Continuing Shareholders, page 2

6.	Although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not “urge” them to do so; please revise throughout your document For example, refer to pages 2, 8, 45, 46 and 52.

RESPONSE: We have revised the Proxy Statement throughout, including the specific pages referred to above, in accordance with the Staff’s comment.

Questions and Answers About the Meeting, page 3

7.	Please discuss the material differences between the common stock before and after the reorganization. Refer to Item 1004(a)(2)(v) of Regulation M A.

RESPONSE: No revision to discuss the material differences between the common stock before and after the reorganization is necessary, as there will be no material differences between the common stock before and after the reorganization, other than that the holders of the common stock after the reorganization will be subject to the shareholders’ agreement. The shareholders’ agreement is described under the section entitled “The Reorganization Plan—The Shareholders’ Agreement.”

How many votes are required to approve the reorganization plan, page 3

8.	We note that your reference to unaffiliated shareholders as those who hold 6,400 or fewer shares (other than directors or executive officers) or who otherwise are not eligible to be S corporation shareholders is limited to those unaffiliated shareholders who will be “cashed out.” Please refer to the definition of affiliate in Rule 13e-3(a)(l). Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders: (1) those unaffiliated security holders who receive cash and (2) those unaffiliated security holders who will continue to hold common stock, Refer to Item 1014(a) of Regulation M A and Q&A No. 19 in Exchange Act Release 17719 (April 13,1981).

RESPONSE: We have revised the sections entitled “Special Factors—Recommendation of the Board of Directors; Fairness of the Reorganization Plan”

and “Special Factors—Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization” in accordance with the Staff’s comment.

What do I need to do now, page 4

9.	In order for a security holder to continue to be a shareholder, you are requiring them to submit the election form and an executed shareholders agreement by December 17,2007, but the meeting and record dates have not yet been determined. Please tell us the reason for this deadline and revise to describe the effect of this earlier deadline on your continuing shareholder base.

RESPONSE: The deadline was originally chosen on the presumption that the record date would be set as of a date prior to December 17, 2007. We have revised the Proxy Statement to remove this date pending determination of the record date.

Is it possible Altrust won’t pay dividends, page 7

10.	We note that you may not be able to pay dividends due to regulatory restrictions. Please revise, here and in the body of your document, to describe any restrictions on your current or future ability to pay dividends. Refer to Item 1002(d) of Regulation
M-A.

RESPONSE: We have revised the Proxy Statement, in “Questions and Answers about the S-Corporation Election” and as appropriate throughout, in accordance with the Staff’s comment. The regulatory restrictions on payment of dividends are generally applicable to all Alabama banking corporations and their bank holding companies, and will not change as a result of the reorganization.

Special Factors, page 15

Purpose of the Reorganization, page 15

11.	We note that you currently have 627 shareholders and that approximately 379 shareholders who own 6,400 shares or fewer will be offered cash for their shares, resulting in 248 shareholders; however, an S-corporation is limited to 100 shareholders. Please revise your disclosure to reconcile this discrepancy and describe any activities or transactions that would occur after the Rule 13e-3 transaction. Refer to the Instruction to Item 6 of Schedule 13E-3.

RESPONSE: For federal income tax purposes, shareholders of record who have specified familial relationships are considered to be a single shareholder. Thus it is possible, and in the Company’s case, certain, that after consummation of the reorganization, the Company will have more than 100 shareholders of record (but less than 300 shareholders of record), yet less than 100 shareholders for federal income tax purposes. We have revised the Proxy Statement throughout to clearly indicate when we are referring to “shareholders for Subchapter S purposes” as opposed to “shareholders of record” for federal securities law purposes.

Alternatives Considered by the Board of Directors, page 15

12.	Please revise to describe in more detail the reasons for rejecting each alternative. For example, we note the following:

•

You state that the reorganization would be the most cost-effective manner in which to achieve your goals; please revise to further describe how you arrived at this conclusion. Refer to Instruction 1 to Item 1013 of Regulation M-A.

•

We note that you rejected a reverse stock split as an alternative because “a reverse stock split would not, by itself, provide a mechanism for the remaining shareholders to sign the shareholders’ agreement.” Please revise to describe why the board did not consider requiring that a reverse split be contingent upon stockholder approval of the shareholders agreement.

•	Please further describe the basis for the board’s belief that there were no potential purchasers.

RESPONSE: We have revised the “Background; Reasons for the Reorganization” section of the Proxy Statement in accordance with the Staff’s comment. A merger also was chosen because it provides shareholders with dissenters’ rights. The shareholders’ agreement and related tax consents are specific to each shareholder and cannot be adopted by shareholder vote.

Background; Reasons for the Reorganization, page 16

13.	Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify which party Jones Day represents and identify any other counsel and the members of management who were present at each meeting. Please also revise so that it is clear how the 6,400 threshold for share ownership and the consideration amount were determined.

RESPONSE: We have revised the “Background; Reasons for the Reorganization” section of the Proxy Statement in accordance with the Staff’s comment.

14.	Please state the reasons for undertaking the going private transaction at this time as opposed to another time in your operating history, Refer to Item 1013(c) of Regulation M-A. We note that your public reporting obligations began in 2005.

RESPONSE: We have revised the “Background; Reasons for the Reorganization” section of the Proxy Statement in accordance with the Staff’s comment.

15.

Please revise throughout your document to clarify whether the opinions of FTN and FIG addressed the fairness of the consideration to unaffiliated shareholders who receive cash and to unaffiliated shareholders who will continue to hold common stock. If FTN and FIG opined as to the fairness of the consideration to your shareholders generally or only to shareholders who would be “cashed out,” then in an appropriate section, describe how the board and each filing person concluded that the Rule 13e-3 transaction was fair to each group of unaffiliated shareholders given that the FTN and FIG fairness opinions did not address each group of unaffiliated shareholders.

RESPONSE: Because the opinions of FTN and FIG addressed the fairness of the consideration to shareholders generally, we have revised the section entitled “Special Factors—Recommendation of the Board of Directors; Fairness of the Reorganization Plan” to describe how the board concluded that the Rule 13e-3 transaction was fair to each group of unaffiliated shareholders. Please note that the other Filing Persons adopted the factors and analyses considered by the board, including this particular factor. See “Special Factors—Directors’, Executive Officers’, the Altrust ESOP’s and Holly Pond’s Determination of Fairness of the Reorganization.”

Substantive Fairness, page 19

Historical market prices of Altrust common stock, page 19

16.	We note that on August 1,2007, Altrust’s stock price is quoted on the OTCBB was $15.50 per share. Please revise to address the consideration in relation to this historical market price.

RESPONSE: We have revised the section entitled “Special Factors—Recommendation of the Board of Directors; Fairness of the Reorganization Plan” in accordance with the Staff’s comment. We also note that due to very small, infrequent trading in the Company’s common stock, the OTCBB price may not be very reliable as an indicator of value.

Procedural Fairness, page 21

17.	Please state whether each filing person considered the FTN, FIG and Mercer fairness opinions and include an analysis of the extent to which the filing person’s beliefs are based on these opinions. Refer to Item 1014(b) and Instruction 2(vii) to Item 1014 of Regulation M-A.

RESPONSE: We have revised the section entitled “Special Factors—Recommendation of the Board of Directors; Fairness of the Reorganization Plan” in accordance with the Staff’s comment.

The FTN Opinion, page 21

18.	Please provide us with copies of any materials prepared by FTN, FIG or Mercer connection with its fairness opinion, including draft reports or appraisals. To the extent these materials differ from the final fairness opinion, please describe them in your disclosure and file the draft as an exhibit to the Schedule 13E-3.

RESPONSE: We respectfully submit that any draft materials prepared by FTN, FIG or Mercer in connection with their respective fairness opinions contained immaterial differences from the final versions presented to the Company, and would therefore be of no value to shareholders and may, in fact, unduly burden and confuse shareholders who would essentially be reviewing duplicate versions of the same documents.

19.	For each of the FTN, FIG and Mercer opinions, please revise to describe the assumptions with respect to industry performance, general business, economic, market and financial conditions.

RESPONSE: We have revised the sections entitled “Special Factors—The FTN Opinion,” “Special Factors—The FIG Opinion,” and “Special Factors—The Mercer Opinion” in accordance with the Staff’s comment. The following reflect our discussions with FTN, FIG and Mercer.

Regarding the assumptions with respect to industry performance, general business, economic, market and financial conditions, FTN did not make individual assumptions and instead made a broad assumption that industry performance, general business, economic, market and financial conditions would continue in a similar manner to the time we provided the opinion. FTN thus assumed that these conditions will be the same going forward and did not forecast any changes in the future.

FIG assumed that the conditions that exist today would remain constant through completion of the reorganization and that the relative pricing for publicly traded bank stocks and merger transactions involving banking institutions would be consistent with the values in the marketplace as of the date of its opinion.

Mercer made no specific assumptions regarding industry, business, or market conditions or performance. Rather, Mercer relied upon the market’s perception of risk and growth as embedded in the market pricing of comparable companies and transactions. Mercer also relied upon management’s projections of the Company’s future financial performance, as embodied in its financial projections. Mercer added a description of these financial projections to its proxy statement disclosure for additional perspective.

20.	For each of the fairness opinions, please revise to identify each of the companies or transactions that were used, the method of selection and any reasons for excluding the selected companies from each analysis.

RESPONSE: To the extent not already disclosed in the Proxy Statement, we have revised the sections entitled “Special Factors—The FTN Opinion,” “Special Factors—The FIG Opinion,” and “Special Factors—The Mercer Opinion” in accordance with the Staff’s comment.

21.

For each method of analysis in the fairness opinions, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis, For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for Altrust if the financial advisors considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

RESPONSE: We have revised the sections entitled “Special Factors—The FTN Opinion,” “Special Factors—The FIG Opinion,” and “Special Factors—The Mercer Opinion” in accordance with the Staff’s comment.

22.	Please disclose the compensation that FTN received in connection with, the private placement. Refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE: We have revised the section entitled “Special Factors—The FTN Opinion” in accordance with the Staff’s comment.

Effects of the Reorganization Plan on Altrust, page 42

23.	We note that you discuss the benefits of the reorganization to Altrust. Please discuss in detail the benefits and detriments, including tax effects, of the Rule 13e-3 transaction to Altrust, its affiliates, and unaffiliated security holders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE: We respectfully submit that we have disclosed in detail the benefits and detriments, including the tax effects, of the reorganization on the Company, its affiliates and unaffiliated security holders. Please see the sections entitled “Special Factors—Background; Reasons for the Reorganization,” “Special Factors—Effects of the Reorganization Plan on Altrust,” “Special Factors—Plans for Altrust After the Reorganization,” “Special Factors—Federal Income Tax Consequences of the Reorganization,” and “Special Factors—Interests of Our Directors and Executive Officers in the Reorganization.”

24.	Please describe the effect of the going private transaction on each affiliate’s interest in the net book value and net earnings of Altrust, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, please disclose whether the affiliates will benefit from any operating loss carryforwards and quantify these amounts, if applicable.

RESPONSE: We have revised the section entitled “Special Factors—Interests of Our Directors and Executive Officers in the Reorganization” in accordance with the Staff’s comment.

Interests of Our Directors and Executive Officers in the Reorganization, page 46

25.	Please revise to include the information required by Item 404(a) of Regulation S-K.

RESPONSE: We respectfully submit that the disclosure requested under Item 404(a) of Regulation S-K is not required in the Proxy Statement. Item 404(a) is a disclosure requirement when a proxy solicitation involves proxy contests (Schedule 14A—Item 5(b)) or the election of directors (Schedule 14A—Item 7(b)), neither of which is the case in the Company’s proxy solicitation.

Important Information about Altrust, page 60

Selected Historical financial Data, page 60

26.	Please revise to include information as of the date of the most recent balance sheet. Refer to Item 1010(c) of Regulation M-A. Please also update the pro forma information that begins on page 67, Refer to Item 1010(b) of Regulation M-A.

RESPONSE: We have revised the sections entitled “Selected Historical Financial Data,” “Ratio of Earnings to Fixed Charges,” “Pro Forma Effect of the Reorganization Plan,” “Book Value Per Share” and throughout as applicable to include financial information as of the date of the most recent balance sheet, in accordance with the Staff’s comment.

Market Price and Dividend Data, page 74

27.	We note that on page 61 you disclose historical dividends declared. Please confirm that “dividends declared” also refers to “dividends paid;” if not, then revise to state the frequency and amount of dividends paid during the past two years. Refer to Item 1002(d) of Regulation M-A.

RESPONSE: We hereby confirm that all dividends declared have been paid. We also note that Regulation S-K, item 201(c) requires disclosure of “dividends declared.”

Beneficial Ownership of Altrust Common Stock, page 75

28.	According to the ESOP table on page 76, we note that you have excluded from the beneficial ownership table options that have already vested. Please revise the beneficial ownership table to ensure that it includes all options exercisable within 60 days. Refer to Rule 13d-3(d)(l)(i).

RESPONSE: The section entitled “Important Information About Altrust—Beneficial Ownership of Altrust Common Stock” has been revised in accordance with the Staff’s comments.

Where You Can Find Additional Information, page 77

29.	Please update to include the information from your most recent quarterly report. Refer to Item 1010(a)(2) of Regulation M-A. Please revise to omit the references to forward incorporation in the last two sentences of the second paragraph.

RESPONSE: We have revised the section entitled “Where You Can Find More Information” in accordance with the Staff’s comment.

Annex F. Opinion of FIG Partners LLC, page F-l

30.	Please revise to omit the term “solely” in the last paragraph since it implies that security holders may not rely on the opinion. Refer to Section II.D.1 of the Current

Issues and Rulemaking Projects Outline, Division of Corporation Finance (November 14,2000).

RESPONSE: The FIG Partners opinion has been revised in accordance with the Staff’s comment.

* * * * *

On behalf of each of the filing persons, we acknowledge that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (404) 581-8622 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Ralph F. MacDonald, III

Ralph F. MacDonald, III

cc:	Michael Babb, Esq.

Heith D. Rodman, Esq.